UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

October 28, 2007

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Urigen Pharmaceuticals, Inc.
File No. 0-22987 - CF#21354

Urigen Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 8-K filed on November 27, 2007.

Based on representations by Urigen Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1   through October 22, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Karen J. Garnett
Assistant Director